UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (Date of earliest event reported): June 13, 2024

Smurfit WestRock Limited

(Exact name of registrant as specified in its charter)

Ireland (State or other jurisdiction of incorporation or organization)	98-1776979 (I.R.S. Employer Identification No.)

Beech Hill, Clonskeagh Dublin 4, D04 N2R2 Ireland	N/A (Zip Code)

(Address of principal executive offices)

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

+353 1 202 7000

(Registrant’s phone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02.	Unregistered Shares of Equity Securities.

On June 13, 2024, following the requisite approval of the Board of Directors of Smurfit WestRock Limited (“Smurfit WestRock” or the “Company”), the Company allotted 24,900 ordinary shares of €1.00 each in the capital of Smurfit WestRock (the “Ordinary Shares”) to Matsack Nominees Limited (“Matsack Nominees”) in connection with the Company’s re-registration as a public limited company for the purpose of satisfying minimum capitalization requirements under Irish law. The Ordinary Shares were issued in reliance on the exemption contained in Section 4(a)(2) of the US Securities Act of 1933, as amended (the “US Securities Act”). Matsack Nominees is a nominee shareholder which is a wholly owned subsidiary of Matsack Trust Limited, a professional services company that is controlled by Matheson LLP, legal advisors to the Company as to Irish law.

The rights related to the Ordinary Shares are summarized in Smurfit WestRock’s registration statement on Form S-4, filed with the Securities and Exchange Commission (the “SEC”) and declared effective on April 26, 2024 (the “Registration Statement”).

Item 3.03.	Material Modification to Rights of Security Holders.

The information set forth in Item 5.03 of this Current Report on Form 8-K is incorporated by reference in this Item 3.03.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 18, 2024, following the requisite approval of the Board of Directors of the Company and the Company’s sole shareholder, Smurfit WestRock was re-registered as a public limited company and changed its name from Smurfit WestRock Limited to Smurfit WestRock plc. On re-registration, an amendment to the Company’s articles of association (the “Constitution”) was adopted. Smurfit WestRock’s re-registration and name change are reflected in the Company’s amended Constitution filed by Smurfit WestRock with the Companies Registration Office of Ireland and in the Certificate of Incorporation as Public Limited Company issued by the Companies Registration Office of Ireland (the “Certificate”).

Details related to the re-registration of Smurfit WestRock are summarized in the Registration Statement and the Transaction Agreement, dated as of September 12, 2023, by and among Smurfit Kappa Group plc (“Smurfit Kappa”), Smurfit WestRock, Sun Merger Sub, LLC and WestRock Company (“WestRock”), filed as an exhibit thereto.

The description above is qualified in its entirety by reference to the full text of the amended Constitution and the Certificate, copies of which are attached respectively hereto as Exhibit 5.1 and Exhibit 5.2 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

As described in Item 3.02 and Item 5.03 of this Current Report on Form 8-K, the following Exhibits are filed as part of this Current Report on Form 8-K.

(d) Exhibits.

Exhibit Number	Description of Exhibit
5.1	Amended Constitution of Smurfit WestRock Limited

5.2	Certificate of Incorporation as Public Limited Company filed by Smurfit WestRock

104	Cover page interactive data file (formatted as inline xbrl).

No Offer of Securities

This Current Report on Form 8-K does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any Ordinary Shares expected to be issued to shareholders of Smurfit Kappa (“Smurfit Kappa Shareholders”) and shareholders of WestRock (“WestRock Shareholders”) in connection with the proposed combination of Smurfit Kappa and WestRock (the “Combination”). In particular, the issuance of the Ordinary Shares in connection with the Combination to Smurfit Kappa Shareholders has not been, and is not expected to be, registered under the US Securities Act or the securities laws of any other jurisdiction. The Ordinary Shares to be issued in connection with the Combination to Smurfit Kappa Shareholders will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the US Securities Act based on the approval of the proposed scheme of arrangement (the “Scheme”) under Section 450 of the Companies Act 2014 of Ireland to effect the acquisition by Smurfit WestRock of the entire issued share capital of Smurfit Kappa (the “Smurfit Kappa Share Exchange”) under the terms of the Transaction Agreement by the Irish High Court. Section 3(a)(10) of the US Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to authorize the Scheme, the Irish High Court will consider at the hearing of the motion to sanction the Scheme under Section 453 of the Irish Companies Act (the “Irish Court Hearing”) whether the terms and conditions of the Scheme are fair to Scheme shareholders. The Irish High Court has fixed the date and time for the Irish Court Hearing. If the Irish High Court approves the Scheme, its approval will constitute the basis for the Ordinary Shares to be issued without registration under the US Securities Act in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SMURFIT WESTROCK LIMITED

/s/ Ken Bowles
Name:	Ken Bowles
Title:	Executive Vice President and Group Chief Financial Officer

Date: June 20, 2024

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